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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                   FORM 10-C

REPORT BY ISSUER OF SECURITIES QUOTED ON THE NASDAQ STOCK MARKET, FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17 OR
                               15d-17 THEREUNDER



                             SEQUOIA SYSTEMS, INC.
                             ---------------------
                 (Exact Name of Issuer as Specified in Charter)


                  5959 Corporate Drive, Houston, Texas  77036
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                    (Address of Principal Executive Offices)


         Issuer's telephone number, including area code  (713) 541-8200
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I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security - Common Stock

2.  Number of shares outstanding before the change - 14,367,986 on January 31,
    1997

3.  Number of shares outstanding after the change - 13,493,906 on April 14, 1997

4.  Effective date of change - April 14, 1997

5.  Method of change - Acquisition of common stock for treasury


II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change - Sequoia Systems, Inc.

2.  Name after change - Texas Micro Inc.

3.  Effective date of charter amendment changing name - April 17, 1997

4.  Date of shareholder approval of change, if required - April 16, 1997


                                  TEXAS MICRO INC.

Date:  April 24, 1997             By:/s/ J. Michael Stewart
                                     ----------------------
                                     J. Michael Stewart
                                     President and Chief Executive Officer

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